September 4, 2001


Via  Edgar
Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549


RE:     Request Withdrawal of Filing
        for Calvert Social Investment Fund
        Accession Number 0000356682-01-500005

Dear  Sir or Madam:

On September 4, 2001, Calvert Social Investment Fund filed Form 497(e). This filing was sent in error. The accession number for the filing was 0000356682-01-500005.

We respectfully request that the above filing be withdrawn.

Please feel free to contact me at (301) 951-4881 with any questions regarding the above. We thank you for your assistance.

Very truly yours,


/s/Edith Lillie
Edith Lillie
Registration Manager